Item 77M Deutsche Real Assets Fund (a series of
Deutsche Market Trust)


On November 20, 2017, Deutsche Real Assets Fund acquired all of the net assets of Deutsche Select
Alternative Allocation Fund, also a series of Deutsche Market Trust, pursuant to a plan of reorganization approved by the Board of Trustees of Deutsche Market Trust, on behalf of Deutsche
Select Alternative Allocation Fund, on May 17,
2017; and approved by the shareholders of Deutsche
Select Alternative Asset Fund on October 26, 2017.